UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Resolute Energy Corporation
(Name of Issuer)
Shares of Common Stock, par value $0.0001 per share
(Title of Class of Securities)
76116A108
(CUSIP Number)
Thomas O. Hicks
100 Crescent Court, Suite 1200
Dallas, Texas 75201
(214) 740-7300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

James A. Deeken
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-4788
March 22, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	76116A108

1	NAMES OF REPORTING PERSONS Thomas O. Hicks

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		9,805,782

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,697,683

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,805,782

WITH	10	SHARED DISPOSITIVE POWER

		5,697,683

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,503,465

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

AMENDMENT NO. 5 TO SCHEDULE 13D
This Amendment No. 5 to Schedule 13D (this “Amendment”) is being filed with the Securities and Exchange Commission (the “Commission”) on behalf of Mr. Thomas O. Hicks (the “Reporting Person”) relating to (a) shares of common stock, par value $0.0001 per share (“Common Stock”), of Resolute Energy Corporation, a Delaware corporation (the “Issuer”); (b) Founder’s Warrants of the Issuer (“Founder’s Warrants”), each of which is exercisable for one share of Common Stock; and (c) Sponsor’s Warrants of the Issuer (“Sponsor’s Warrants”), each of which is exercisable for one share of Common Stock. This Amendment modifies the original Schedule 13D filed on October 5, 2009, as amended (the “Original 13D”).

Item 5.	Interest in Securities of the Issuer
Item 5 of the Original 13D is hereby amended and restated as below:
According to the Issuer’s Annual Report on Form 10-K filed on March 15, 2011, there are 56,345,041 shares of Common Stock issued and outstanding as of March 10, 2011.
(a) As of the date hereof, the Reporting Person beneficially owns 15,503,465 shares of Common Stock, which represents 22.7% of the Issuer’s outstanding shares of Common Stock (including 7,212,802 Founder’s Warrants and 4,666,667 Sponsor’s Warrants outstanding and beneficially owned by the Reporting Person).
These 15,503,465 shares of Common Stock include 9,805,782 shares of Common Stock held by the Reporting Person, 1,567 shares of Common Stock held by HH-HACI GP, LLC (“HH LLC”), of which the Reporting Person is the sole member, and 5,696,116 shares of Common Stock held by the Reporting Person’s charitable foundation and estate planning entities for the Reporting Person’s family. These 15,503,465 shares of Common Stock include Common Stock that would be issuable upon the exercise of Sponsor’s Warrants, which are exercisable if certain conditions (described in Item 6) are satisfied, and Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are exercisable if certain conditions (described in Item 6) are satisfied.
The filing of this statement on this Amendment shall not be construed as an admission, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, that the Reporting Person is the beneficial owner of any of the shares of Common Stock owned by HH LLC, the Reporting Person’s charitable foundation or estate planning entities for the Reporting Person’s family. The Reporting Person disclaims beneficial ownership of any shares of Common Stock in which the Reporting Person does not have a pecuniary interest.

(b)    (i) The Reporting Person has the shared power to vote and dispose of the aggregate of 5,697,683 shares of Common Stock, which include 1,567 shares of Common Stock held by HH LLC and 5,696,116 shares of Common Stock held by the Reporting Person’s charitable foundation and estate planning entities for the Reporting Person’s family. These 5,697,683 shares of Common Stock include Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are exercisable if certain conditions (described in Item 6) are satisfied.
(ii) The Reporting Person has the sole power to vote and dispose of the aggregate of 9,805,782 shares of Common Stock held by the Reporting Person. These 9,805,782 shares of Common Stock include Common Stock that would be issuable upon the exercise of Sponsor’s Warrants, which are exercisable if certain conditions (described in Item 6) are satisfied, and Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are exercisable if certain conditions (described in Item 6) are satisfied.
(c) The table attached hereto as Annex A lists all transactions in Common Stock during the past sixty (60) days by the Reporting Person. Annex A is hereby incorporated by reference.
(d) Not applicable.
(e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2011	/s/ Thomas O. Hicks
Thomas O. Hicks

Annex A
Transactions During the Past 60 Days by the Reporting Person

	Type of	Number of
	Shares	Shares
Date	Sold	Sold	Price Per Share
3/22/2011	Common Stock	253,188	$18.0121	[1]
3/23/2011	Common Stock	166,812	$18.1495	[2]

[1]	The reported price per share is a weighted average price. These shares were sold in multiple transactions at prices ranging from $18.00 to $18.12, inclusive.

[2]	The reported price per share is a weighted average price. These shares were sold in multiple transactions at prices ranging from $18.00 to $18.12, inclusive.